

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

> **Re:** **Ekso Bionics Holdings, Inc.**
> **Form 8-K**
> **Filed January 23, 2014**
> **File No. 333-181229**

Dear Mr. Harding:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 23, 2014

General

1.   You state on page 72 that in connection with the reverse merger you changed your fiscal year from March 31 to December 31 and that "The report covering the transition period will be filed on Form 10-K as of and for the transition period ended September 30, 2013." Please clarify why you believe a transition report is required and for what period. Since you state that the fiscal year will now be December 31, that of the accounting acquirer, it would appear necessary that a Form 8-K/A that includes audited financial statements for Ekso Bionics, Inc. (the accounting acquirer) for the year ended December 31, 2013 be filed in order to avoid a lapse in reporting period.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

Description of Business, page 11

General

2.   We note your risk factor "[t]he disruption or loss of relationships with vendors and suppliers for the components of [y]our products could materially adversely affect . . ." on page 29. Please discuss in greater detail in your Description of Business section the sources of raw materials and, if applicable, the names of principal suppliers used in connection with your manufacturing of exoskeletons. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also disclose the materials necessary to manufacture your products. Further, please disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

3.   We note your disclosure on page 45 regarding research and development costs. Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K with respect to research and development costs incurred by Ekso Bionics, Inc. in the past two fiscal years in your Description of Business section discussion.

Overview, page 12

4.   We note your disclosure on page 12 that you "have sold over 40 devices to rehabilitation centers and individual users for rehabilitation since February 2012" and that "Ekso Bionics is at a key point in the growth of its business." Please briefly disclose here your history of losses to date and your furloughing of employees in July 2013.

The Technology, page 13

5.   We note your disclosure on page 14 regarding "the potential to generate licensing revenue in fields outside [y]our present areas of commercialization." Please revise your disclosure to specify whether or not you have generated any licensing revenue either within or outside your present areas of commercialization, and if so, please state the amount of revenue generated to date.

6.   Please expand your disclosure to explain the distinction between and nature of "issued," "in prosecution" and "provisional" patents.

Medical Market Strategy, page 15

7.   Please revise your disclosure to include an approximate timeframe for when your initial and second "go-to-market" strategies were first implemented.

<u>Potential Market for our Medical Products, page 16</u>

8.   Please supplementally provide us with the basis for your estimates of "300 SCI centers" and "approximately 3,000 hospitals" in Europe.

<u>Competition, page 20</u>

9.   Please expand your discussion to describe your company's competitive position in the exoskeleton industry and how your company effectively competes as a manufacturer and designer. Please also revise your disclosure to describe in more detail the challenges faced by your company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37</u>

10.   Regarding your contract with USSOCOM awarded in December 2013. Please revise to disclose a description of each milestone and its related contingent consideration as required by AS 605-28-50-2b. To the extent that you consider the aggregation of the four milestones in your disclosure to be meaningful to investors, in lieu of the requirement to disclose each such milestone, please revise your disclosure to:
    •   Disclose the nature of payment triggering events underlying each milestone included in the aggregated categories you disclose, and
    •   Separately disclose the nature and related contingent consideration for any individual milestone that is significant. To the extent you do not believe any of the individual milestones in the agreement is significant please demonstrate to us why not.

<u>Financial Condition, Liquidity and Capital Resources, page 46</u>

11.   In light of your disclosure on page 45 regarding efforts in 2013 to reduce your cash burn rate and your disclosure on pages 46 and 47 regarding management's belief of sufficient capital for operations "through the middle of 2015" and "for at least the next 18 months" respectively, please disclose your monthly cash burn rate.

12.   Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise to disclose the reasons for the changes in operating assets and liabilities, specifically addressing the significant increases in customer advances and deferred revenues as this change has had a material impact on your operating cash flows.

<u>Security Ownership of Certain Beneficial Owners and Management, page 49</u>

13.   Please identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by CNI Commercial LLC.

Directors, Executive Officers, Promoters and Control Persons, page 51

Directors, page 52

14.   Please revise your disclosure for each of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

15.   Please revise your disclosure to provide a chronological history of Mr. Peurach's principal occupation and employment history over the past 5 years. Your current disclosure does not specify time periods.

Director Compensation, page 61

16.   We note your disclosure that option awards with a value of $48,698 were granted to Daniel Boren in 2013. Please include a narrative description of Mr. Boren's compensation explaining the differences in compensation between Mr. Boren and the other directors who do not appear to have received any compensation in 2013 from Ekso Bionics, or please advise. See Item 402(r)(3)(ii) of Regulation S-K.

Certain Relationships and Related Transactions, page 62

17.   We note your disclosure on page F-25 that a "relative of one of the Company's officers invested $121,546 in the Company's convertible debt bridge loans." This transaction does not appear to be discussed on pages 62-63. Please advise.

Indemnification of Directors and Officers, page 68

18.   We note your disclosure on page 69 that you "intend to enter into an Indemnification Agreement with each of [y]our directors . . . ." Please confirm that you will file a form of your director Indemnification Agreement as an exhibit with your amended Form 8-K or with your next periodic report, as applicable.

Item 3.02 Unregistered Sales of Equity Securities, page 69

Shares Issued in Connection with the Merger, page 69

19.   Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed in connection with the issuance of 250,000 shares of common stock issued to a consultant, and state briefly the facts relied upon to make the exemption available. See Item 701(c) of Regulation S-K.

Consolidated Statements of Operations, page F-4

20.   Please revise your historical statements of operations to provide historical basic and diluted per share data on the face thereof.

2. Summary of Significant Accounting Policies and Estimates, page F-9

21.   We note your Comprehensive Income/(Loss) accounting policy on page F-17 where you disclose that comprehensive loss "was comprised solely of the Company's consolidated net loss." Please tell us how you considered the growing operations in foreign countries and the related foreign currency translation adjustments when presenting comprehensive income/(loss) in accordance with ASC 220.

3. Fair Value Measurements, page F-18

22.   We note your changes in value of the Level 3 liabilities of $738,114 at December 31, 2012 does not agree to the amount of total Level 3 liabilities at December 31, 2013 ($4,092,135) in the table showing assets and liabilities measured on a recurring basis. Please reconcile this difference and/or revise accordingly.

Unaudited Pro Forma Consolidated Financial Statements

Note 2 – Pro Forma Presentation, page 7

23.   You disclose on page 9 that "The estimated fair value of $92,800 for the warrants to purchase 225,000 shares of common stock issued to a prior lender as an accommodation related to the Merger has not been reflected in the pro forma statements of operations because the amount is directly related to the Merger and is non-recurring." It is unclear why the value of these warrants have not been reflected in the pro forma financial statements when you state that the issuance was related to the merger. Please clarify why this issuance was not included and how your presentation complies with Article 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Nathan Harding
Ekso Bionics Holdings, Inc.
February 19, 2014
Page 6

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Michelle L. Basil (*via e-mail*)
        Nutter McClennen & Fish LLP